Exhibit 99.3

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

BABCOCK & BROWN AIR LIMITED

May 28, 2008

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

00033333000000000000 6	052808

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
	1.	To re-elect Erik G. Braathen as a director of the Company.	☐	☐	☐
	2.	To re-elect Sean Donlon as a director of the Company.	☐	☐	☐
	3.	To re-elect Joseph M. Donovan as a director of the Company.	☐	☐	☐
	4.	To re-elect Susan M. Walton as a director of the Company.	☐	☐	☐
	5.	To appoint Ernst & Young LLP as auditors and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration.	☐	☐	☐
	6.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The financial statements of the Company for the year ended December 31, 2007, together with the report of the Company’s independent auditor in respect of those financial statements, as approved by the Company’s Board, will be presented at this Annual General Meeting.

Notes:

	1.	The Board has fixed the close of business on April 7, 2008 as the record date for the determination of Shareholders entitled to attend and vote at the Meeting or any adjournment thereof.
	2.	A form of proxy is enclosed for use in connection with the business set out above.
3.

Each of the resolutions in 1-4 above will be determined in accordance with the Company’s Bye-law 36.3, which provides that the persons nominated for election as a director receiving the most votes (up to the number of directors to be elected) shall be elected as directors, not including the directors to be appointed by the Manager Shares pursuant to Bye-law 36.5. The resolution set out in 5 above is an ordinary resolution, approval of which will require the affirmative vote of a majority of the votes cast at the Meeting.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.